Mail Stop 3561

September 14, 2009

Mr. Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

> Re: Good Times Restaurants, Inc.
>   Form 10-K for the year ended September 30, 2008
>   Filed December 29, 2008
>   File No. 0-18590

Dear Mr. Hoback:

We have reviewed your response letter dated September 4, 2009, and have the following additional comments. Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management Discussion and Analysis, and

Consolidated Balance Sheets

We have reviewed your response to our prior comments number 1 and 2 and have the following additional comments.

1. We have reviewed the impairment analysis provided in connection with your responses to our prior comments. However, based on our review of the impairment analysis, we are unclear as to how it complies with the guidance in paragraphs 7 through 19 which require that the recoverability of long-lived assets to be held and

used be evaluated based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. This analysis shall be made for the <u>remaining useful life</u> of the asset or asset group to the Company as outlined in paragraph 18 of SFAS No.144. As your analysis utilizes only cash flows for the most recent trailing 12 month period to determine the recoverability of the long-lived assets of each store, it does not appear to comply with the guidance in SFAS No.144. While this would not necessarily be an issue or indicate a potential problem for those locations where the trailing 12 month cash flows exceed the carrying value of the related long-lived assets, it appears that there may be potential impairments for locations where the trailing 12 month cash flows are very low in relation to the carrying values of the related long-lived assets. Furthermore, for certain of such locations, it appears that even projected cash flows for the next five years will not be adequate to demonstrate recoverability of the related assets or asset groups.

For example, for your store numbers 130, 142 and 160, it appears it will take in excess of ten years for the Company to generate sufficient cash flows to recover the carrying value of the related long-lived assets based on the trailing twelve month cash flows for these locations. Furthermore, for your store numbers 132, 137 and 166, you are currently experiencing negative cash flows and your projected cash flows for the next five years do not come anywhere close to the level needed to indicate the recoverability of the related long-lived assets. For each of these locations, we are unclear as to why the Company believes the related long-lived assets are recoverable and are not impaired, since the analysis provided in your response provided no basis or rationale for your conclusion. Please provide us with a revised impairment analysis for each of these locations which supports managements conclusion that the carrying values of the long-lived assets is recoverable, based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets group, and that no impairment charge is required. The revised analysis should be completed in accordance with the guidance outlined in paragraphs 7 through 23 of SFAS No.144. We may have further comment upon receipt of your response.

2. In addition, as indicated previously, we note that you have projected restaurant sales to increase 3% annually for periods subsequent to fiscal 2009 for purposes of your impairment analysis, and you further explain that the 3% is based on increased menu pricing and nominal growth. However we note your disclosure in Note 2 of Form 10-Q for the period ended June 30, 2009 (which is consistent with your disclosure in Form 10-K for the year ended December 29, 2008), that after several years of same store sales growth, including several months of double digit growth in fiscal 2007 and early fiscal 2008, you experienced a dramatic change in your sales trends, beginning in early calendar 2008 and continuing through June 2009, as the economy slowed and competitive pricing pressures intensified. Even with increased menu pricing, in light of the current economic environment, we believe that past increases over the previous years are not relevant and therefore we are unclear as to why management believes that any increase in sales is appropriate for purposes of preparing your impairment analysis. Unless you can provide a substantive basis or factually support that the negative same store sales will not continue and that you will be able to realize the 3% increase, we believe the results of your analysis should be revised to give consideration to your recent adverse sales trends. Please advise or revise as appropriate.

3. Furthermore, supplementally provide us with and expand your disclosure in your future filings to include a sensitivity analysis of what the results of your impairment analysis would have been should sales levels decline another 5% beyond your revised sales assumption.   Lastly, even though you indicate in your Form 10-Q that you do not anticipate further price increases in commodity costs, as part of your response and your revised discussion in future filings, please discuss the potentially different outcomes that might result from possible cost fluctuations as part of the sensitivity analysis. We may have further comment upon receipt of your response.

Mr. Boyd E. Hoback
Good Times Restaurants, Inc.
September 14, 2009
Page 4

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Ms. Susan M. Knutson, Controller
(303) 273-0177